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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                              U.S. Rentals, Inc.
         -------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
              ---------------------------------------------------
                        (Title of Class and Securities)


                                   902966100
                   -----------------------------------------
                     (CUSIP Number of Class of Securities)


                              Richard D. Colburn
                            1581 Cummins, Suite 155
                               Modesto, CA 95358
                                (209) 544-9000

                                   Copy to:

                                Kent V. Graham
                             O'Melveny & Myers LLP
                      1999 Avenue of the Stars, 7th Floor
                             Los Angeles, CA 90067
                                (310) 553-6700
                   -----------------------------------------
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)


                               February 26, 1997
                   -----------------------------------------
                         (Date of Event Which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box: [_]

                                  Page 1 of 9


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-----------------------                                  ---------------------
  CUSIP NO. 902966100                   13D                PAGE 2 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Richard D. Colburn

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEM 2(d) OR 2(e)
                                                                    [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0- shares of Common Stock

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          20,748,975 shares of Common Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0- shares of Common Stock

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          20,748,975 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      20,748,975 shares of Common Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      67.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

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-----------------------                                  ---------------------
  CUSIP NO. 902966100                   13D                PAGE 3 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      USR Holdings, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEM 2(d) OR 2(e)
                                                                    [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0- shares of Common Stock

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          20,748,975 shares of Common Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0- shares of Common Stock

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          20,748,975 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      20,748,975 shares of Common Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      67.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO

------------------------------------------------------------------------------
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 -----------------------                                  ---------------------
   CUSIP NO. 902966100                   13D                PAGE 4 OF 9 PAGES
 -----------------------                                  ---------------------


 ITEM 1. SECURITY AND ISSUER
         -------------------

          The equity securities to which this statement relates are Common
 Stock, par value $.01 per share (the "Common Stock") of U.S. Rentals, Inc.
 ("USR"), a Delaware corporation with its principal executive offices at 1581
 Cummins Drive, Suite 155, Modesto, CA 95358. At February 26, 1997, USR had outstanding 30,748,975 shares of Common Stock, according to information provided to the Reporting Persons (as defined below) by USR on February 26, 1997.

 ITEM 2. IDENTITY AND BACKGROUND
         -----------------------

         (a) This statement is filed by (i) Richard D. Colburn, an individual
 ("Colburn") and (ii) USR Holdings, Inc., a California corporation ("USR
 Holdings") (collectively, the "Reporting Persons"). In addition, the information set forth in Items (b) through (f) below is included with respect to (i) Bernard Lyons ("Lyons"), an individual and a Director, Vice-President, and Secretary of USR Holdings, (ii) Christine I. Colburn ("C. Colburn"), an individual and a Director of USR Holdings, (iii) David D. Colburn ("D.
 Colburn"), an individual and a Director of USR Holdings, (iv) McKee D. Colburn
 ("M. Colburn"), an individual and a Director of USR Holdings, and (v) John
 McKinney ("McKinney"), an individual and a Vice-President and Assistant
 Secretary of USR Holdings.

         USR Holdings is a company that holds the shares of USR and various other investments. All of the shares of USR Holdings are beneficially owned by Colburn through an Amended Trust Agreement of Richard D. Colburn, dated
 December 12, 1977, as amended, with The Northern Trust Company, Richard W.
 Colburn, Keith W. Colburn, and Carol C. Hogel, as Trustees (the "Trust"), which is a revocable grantor trust. Colburn, through the Trust, is the sole stockholder and Chairman of the Board of USR Holdings and is in a position to determine the investment and voting decisions made by USR Holdings. Therefore, Colburn is the beneficial owner of the shares of USR acquired by USR Holdings, and the Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934 (the "Act") with respect to the Shares covered by this statement.

         (b) The business address of USR Holdings, Colburn, and C. Colburn is:

                   1581 Cummins
                   Modesto, California 95358

              The business address of Lyons is:

                   1516 Pontius Avenue
                   Los Angeles, California 90025

              The business address of D. Colburn is:

                   555 Skokie Boulevard, Suite 555
                   Northbrook, Illinois 60062

              The business address of M. Colburn is:

                   36025 Cathedral Canyon
                   Cathedral City, California 92234

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 -----------------------                                  ---------------------
   CUSIP NO. 902966100                   13D                PAGE 5 OF 9 PAGES
 -----------------------                                  ---------------------


              The business address for John McKinney is:

                   1581 Cummins Drive, Suite 155
                   Modesto, California 95358

          (c) The present principal occupation or employment of each of the Reporting Persons and each of the above listed persons is as follows:

              USR Holdings:        private investment corporation
              Colburn:             private investor and Chairman of the Board
                                   of USR Holdings and USR
              Lyons:               attorney
              C. Colburn:          none
              D. Colburn:          private investor
              M. Colburn:          Branch Manager for USR
              McKinney:            Director, Chief Financial Officer and
                                   Vice-President of USR

          (d) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the above stated individuals, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the above stated individuals, has been a party in a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its, his or her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Each of the above stated individuals is a citizen of the United
 States of America.

 Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

         The shares of Common Stock reported herein as beneficially owned by the Reporting Persons were acquired on February 26, 1997 when USR Holdings transfered substantially all of its operating assets to USR in exchange for the shares.

 ITEM 4. PURPOSE OF TRANSACTION
         ----------------------

         The shares of Common Stock reported herein were acquired for investment purposes. The Reporting Persons reserve the right, from time to time, to purchase additional shares of Common Stock on the open market or in privately negotiated transactions, or otherwise, but have no present intention to do so.
 The Reporting Persons have no present intention of selling any shares of Common
 Stock, but reserve the right to do so, in whole or in part, at any time, in open market transactions, privately negotiated transactions, or otherwise. The
 Reporting Persons have no plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of
 Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position with respect to USR, and formulate plans or proposals with respect to any of such matters.

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 -----------------------                                  ---------------------
   CUSIP NO. 902966100                   13D                PAGE 6 OF 9 PAGES
 -----------------------                                  ---------------------


 ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

         (a) As of the date hereof, USR Holdings is the record and beneficial owner of 20,748,975 shares of Common Stock, which constitutes 67.5% of the outstanding shares of Common Stock (based upon the number of shares that were reported to be outstanding by USR on February 26, 1997). Colburn does not directly own any Common Stock but, by virtue of his position, through the Trust, as the sole stockholder of USR Holdings, may be deemed to beneficially own the shares of Common Stock held by USR Holdings. Therefore, Colburn is the indirect beneficial owner of 20,748,975 shares of Common Stock, which constitutes 67.5% of the outstanding shares of the Common Stock.

         (b) USR Holdings and Colburn may be deemed share the power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock held by USR Holdings.

         (c) On February 26, 1997, USR Holdings transferred substantially all of its operating assets to USR in exchange for 20,748,975 shares of Common
 Stock of USR.

         (d) To the best of Reporting Persons' knowledge, except as set forth herein no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of USR that the Reporting Persons may be deemed to own beneficially.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OF RELATIONSHIPS WITH RESPECT TO
        ------------------------------------------------------------------------
        SECURITIES OF ISSUER
        --------------------

        USR Holdings and USR entered into a Registration Rights Agreement under which USR Holdings (and certain permitted transferees) will be entitled to certain rights with respect to the registration of its shares of Common
 Stock under the Securities Act.

 ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

         1.  JOINT FILING STATEMENT.

         2.  REGISTRATION RIGHTS AGREEMENT (incorporated by reference from USR
 Registration Statement on Form S-1 (Registration No. 333-17783) -- agreement was filed as Exhibit 10.3).


               Remainder of this Page Intentionally Left Blank
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 -----------------------                                  ---------------------
   CUSIP NO. 902966100                   13D                PAGE 7 OF 9 PAGES
 -----------------------                                  ---------------------


                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 7, 1997


                            USR HOLDINGS, INC.

                            By:  /s/ Richard D. Colburn
                                 ----------------------
                                 Richard D. Colburn
                                 Chairman of the Board

                                 /s/ Richard D. Colburn
                            ---------------------------
                                RICHARD D. COLBURN

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   CUSIP NO. 902966100                   13D                PAGE 8 OF 9 PAGES
 -----------------------                                  ---------------------


                                 EXHIBIT INDEX

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
Exhibit No.      Description                                          Page
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
1.               Joint Filing Statement                                11

2.               Registration Rights Agreement
                 Incorporated by Reference